Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: DCT Industrial Trust Inc.

Commission File No. 001-33201

CONFIDENTIAL

Email to Prologis Customers

Dear [CUSTOMER NAME],

I am pleased to share the exciting and important news that today, Prologis announced a deal to acquire DCT. You can read more about the transaction in the attached press release.

This deal is about strategic fit and scale. Prologis has long considered DCT’s portfolio to be the most complementary to our own, both in terms of product quality and market position.

This transaction presented a rare opportunity to acquire one the highest quality industrial portfolios in the U.S. In buying DCT, we will deepen our presence in core, high-growth markets including Southern California, the San Francisco Bay Area, New York/New Jersey, Seattle and South Florida.

Because DCT adds to our scale and reach, we’re looking forward to creating additional opportunities to better serve our customers. We fully expect that this acquisition will allow us to provide a richer customer experience, offer fresh solutions and deliver greater market insights. Moving forward, our customers will have even more options to access high-quality logistics real estate in the best and most strategic locations.

The proposed transaction is scheduled to close in the third quarter of 2018, and for now, it’s business as usual at Prologis. We are committed to ensuring continued delivery of the quality services you have come to expect from us, without interruption, and we’ll keep you informed of our progress during the integration process. Should you have any questions or concerns, please feel free to contact me at [EMAIL, PHONE NUMBER].

We greatly value your business and look forward to our continued successful partnership.

Sincerely,

[CUSTOMER ACCOUNT MANAGER]

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Additional Information

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the

SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at the Investor Relations section of http://investors.dctindustrial.com/CorporateProfile or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail from Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202, or by telephone at 303-597-1550.

Participants in the Solicitation

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.